CF Industries, Inc.	One Salem Lake Drive Long Grove, Illinois 60047 847/438-9500

August 8, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Carrie Darling

  Re:
  CF Industries Holdings, Inc.
  Registration Statement on Form S-1 (File No. 333-124949)
  (the "Registration Statement")

Ladies and Gentlemen:

        CF Industries Holdings, Inc., a Delaware corporation (the "Company"), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 2:30 p.m., Eastern Daylight Time, on August 10, 2005, or as soon thereafter as practicable.

        Pursuant to the letter of the United States Securities and Exchange Commission (the "Commission") dated July 13, 2005, the Company acknowledges that:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company requests that it be notified of such effectiveness by a telephone call to the undersigned at (847) 726-3287 and that such effectiveness also be confirmed in writing.

Very truly yours,
CF INDUSTRIES HOLDINGS, INC.
By:	/s/ DOUGLAS C. BARNARD
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary